UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2008

Commission File Number 1-14728

Lan Airlines S.A.

(Translation of registrant's name into English)

Presidente Riesco 5711, Piso 20

Las Condes

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Santiago, April 10, 2008

Mr.

Guillermo Larraín Ríos

Superintendent of Securities and Insurance

Present

Re: MATERIAL FACT

To whom it may concern:

In compliance with article 9 and subsection 2 of article 10 of Law No. 18.045, I hereby inform you, as a material fact, that the new members of the Board of Directors of Lan Airlines S.A. were elected today at the Ordinary Shareholders’ Meeting of the Company.

The new Board of Directors of Lan Airlines S.A. is comprised of the following directors:

1.	Andrés Navarro Haeussler,
2.	Bernardo Fontaine Talavera,
3.	Darío Calderón González,
4.	Ignacio Guerrero Gutiérrez,
5.	Jorge Awad Mehech,
6.	José Cox Donoso,
7.	Juan Cueto Sierra,
8.	Juan José Cueto Plaza, and
9.	Ramon Eblen Kadis.

Sincerely,

/s/ Alejandro de la Fuente G.
Alejandro de la Fuente G. Vicepresident of Finance Lan Airlines S.A.

CC:	Bolsa de Comercio de Santiago
Bolsa de Comercio de Valparaíso
Bolsa Electrónica de Chile

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:April 11, 2008

Lan Airlines S.A.
/s/ Alejandro de la Fuente Goic Alejandro de la Fuente Goic Chief Financial Officer